EXHIBIT (12)

                        SPRINT CORPORATION
         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Unaudited)




                                          Three Months Ended
                                              March 31,
                                           1995       1994
                                            (In Millions)

Earnings
Net income                               $ 224.3    $ 227.4
Capitalized interest                        (4.5)      (1.0)
Income tax provision                       132.1      129.0

Subtotal                                   351.9      355.4

Fixed charges
Interest charges                           103.7       102.1
Interest factor of operating rents          30.2        28.1
Pre-tax cost of preferred stock
 dividends of subsidiaries                   0.2         0.2

Total fixed charges                        134.1       130.4

Earnings, as adjusted                    $ 486.0     $ 485.8

Ratio of earnings to fixed charges          3.62        3.73(1)


(1) Earnings as computed for the ratio of earnings to fixed charges includes a gain related to the sale of an investment in equity securities of $22 million for the three months ended March 31, 1994. In the absence of this gain, the ratio of earnings to fixed charges would have been 3.56 for the first quarter of 1994.

Note:     The above ratios have been computed by dividing fixed
     charges into the sum of (a) net income less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses), the interest component of operating rents and the pre-tax cost of preferred stock dividends of subsidiaries.